

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

<u>By Facsimile and U.S. Mail</u>
Ms. Kandimathie Christine Ramon
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue, Rosebank 2196
South Africa

> **Re: Sasol Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed October 9, 2009**
> **Response Letter Dated March 31, 2010**
> **Response Letter Dated May 28, 2010**
> **File No. 1-31615**

Dear Ms. Ramon:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director